Exhibit 11.01

              VIVID TECHNOLOGIES, INC. AND SUBSIDIARIES
           STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE


                                                   Fiscal Year Ended
                                                     September 30,
                                             1995         1996         1997

PRIMARY:
 Net income                           $ 2,014,075  $ 1,164,764  $ 5,865,578
 Weighted average common
  shares outstanding                    1,663,066    1,682,109    8,809,427

 Assumed conversion of Series B
  and Series D convertible
  preferred stock (1)                   5,045,850    5,045,850           --

 Common stock and common stock
  equivalents issued within twelve
  months of initial public
  offering (2)                            148,419      148,419           --


 Common stock equivalents                 417,803      992,475    1,028,873

 Weighted average number of
  common and common equivalent
  shares outstanding                    7,275,138    7,868,853    9,838,300

 Per share amount                       $     .28    $     .15    $     .60

(1) During fiscal 1997, the Company sold, through an initial public offering, 2,300,000 shares of its Common Stock at $12.00 per share. All shares of the Company's series B and series D convertible Preferred Stock were automatically converted into 5,045,850 shares of Common Stock at the time of the initial public offering and are assumed to be issued Common Stock as of October 1, 1996

(2) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, stock, stock options and stock warrants issued at prices below the initial public offering price during the 12-month period immediately preceding the initial filing date of the Company's Registration Statement of its initial public offering have been included as outstanding for all periods presented prior to the initial public offering using the treasury-stock method and the public offering price.